BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Canplats Resources Corporation
     #1180 — 999 West Hastings StreetVancouver,
     B.C. V6C 2W2

2.   Date of Material Change

      June 3, 2003

3.   Press Release

     A news release was issued on June 3, 2003.

4.  Summary of Material Change

Canplats Resources Corporation is pleased to report the closing today of a short form offering of 5,000,000 units (the "Units") at a price of $0.10 per unit for gross proceeds of $500,000, with First Associates Investments Inc. acting as agent. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of one year at a price of $0.20.

5.  Full Description of Material Changes

      See attached news release dated June 3, 2003.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.E. Gordon Davis, President & CEO
                     Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 6th day of June, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

June 3, 2003	TSX Venture Exchange: CPQ

CANPLATS CLOSES FINANCING

Vancouver, B.C. — Canplats Resources Corporation is pleased to report the closing today of a short form offering of 5,000,000 units (the “Units”) at a price of $0.10 per unit for gross proceeds of $500,000, with First Associates Investments Inc. acting as agent. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of one year at a price of $0.20.

The proceeds of the offering will be used to complete an exploration program on the company’s Geikie property (estimated at $85,000), for working capital for operations and as a reserve for asset acquisition investigations and exploration activities.

Canplats maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario and has completed geophysics to refine drill targets that are prospective for platinum group mineralization. The company also holds a 100% interest the drill-ready Rodeo epithermal gold prospect in Durango state, Mexico.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.